  Exhibit 99.1

DIGATRADE BEGINS IMPLEMENTATION OF NEW SECURTER FINTECH RELATIONSHIP

Vancouver, British Columbia / ACCESSWIRE / March 21, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has officially started implementation of its recently announced agreement with Securter Inc., the developer of leading edge security tools for credit card transactions.

The top priority of this implementation is to combine the expertise of the two management teams. They have started integrating their efforts and are on-schedule to progress through the anticipated R&D, testing and customer rollout phases. Digatrade’s acquisition of Securter is increasing Digatrade’s profile in the fintech sector because of the immense benefit that Securter’s technology brings to major financial institutions and credit card users alike.

Digatrade is also preparing a suite of new investor relations resources for shareholders that will inform them in greater detail of Securter’s goals in fintech as well as the company’s progress in meeting these goals. Securter technology can reduce the billions of dollars of losses annually that arise from fraudulent online transactions in which the merchant never sees the customer or the credit card (“Card Not Present/CNP”). This type of transaction, CNP, represents the most rapidly growing segment of consumer spending. Digatrade’s information-portal launches in coming weeks will to help DIGAF shareholders understand the business significance to them (and to the fintech industry) of Digatrade/Securter’s work.

Securter is engaged in research and development of the next generation of payment and online user authentication platform that is based on remote processing of Europay, MasterCard and VISA smart credit/debit cards. Securter’s payment platform adapts and extends conventional best-practices technology (currently intended for physical Point of Sales / POS) to secure EMV online payments.

Digatrade/Securter R&D is related to the cyber-security field in order to yield robust system architecture without dependence on any computer vulnerabilities. This removes the need for costly risk management of intermediate servers as they exist in the current standard protocols within the market.

Digatrade/Securter will monetize its technology by sharing global credit card transaction-fee revenue with participating payment processors. The revenue sharing model has produced the fintech giants that operate in today’s global payments system. Digatrade/Securter will thereby benefit financially from the world’s existing payments infrastructure, by improving its reliability, profitability, convenience and security.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The company is also developing a next generation platform for security in the online credit card payment system, globally. The Company is owned and operated 100% by Digatrade Financial Corp., located in Vancouver, British Columbia, which is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatradefinancial.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.